Exhibit 99

OLD STONE CORPORATION

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Board of Directors

Old Stone Corporation

Providence, Rhode Island

We have audited the accompanying balance sheets of Old Stone Corporation as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Stone Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 8, in April 2012 the Company’s Board of Directors authorized its Executive Committee and the Company’s officers to seek to initiate, and to join in the filing of, a petition against the Company by a holder of the Company’s common stock seeking the appointment of a receiver and an order of liquidation of the Company from the court. If such a petition is filed, the Company intends to cooperate with the petitioning stockholder and seek an order of dissolution from the court.

/s/ LGC&D LLP

Providence, Rhode Island

May 22, 2012

F-1

OLD STONE CORPORATION
BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
($ in thousands)

	2009	2008

ASSETS

Cash and cash equivalents	$1,297	$1,518
Cash-Escrow (restricted, $6,114 in 2009; $6,240 in 2008)	6,338	6,461
Other assets	26	22

Total Assets	$7,661	$8,001

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Accrued expenses	$60	--
Redemption of Preferred stock, Series B	6,114	$6,240
Total Liabilities	6,174	6,240

Redeemable preferred stock:
Preferred stock, Series B, $1 par value;
64,481 shares authorized, issued and outstanding
(liquidation value $1,290)	1,290	1,290

Stockholders' equity:
Common stock, $1 par value, 25,000,000 shares
authorized; 8,351,046 shares issued	8,300	8,300
Additional paid-in capital	91,079	91,079
Paid-in surplus	30,000	30,000
Accumulated deficit	(128,039)	(127,765)
Treasury stock, at cost, 54,000 shares	(1,143)	(1,143)

Total stockholders' equity	197	471

Total Liabilities and Stockholders' Equity	$7,661	$8,001

The accompanying notes are an integral part of the financial statements.

F-2

OLD STONE CORPORATION
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009 AND 2008
($ in thousands)

	2009	2008

Revenues and other income:
Interest and dividend income	$4	$128

Expenses:
Compensation expense	60	--
Professional fees	41	102
Occupancy expense	--	4
Other expense	117	113
Directors fees	60	61

Total expenses	278	280

Tax expense	-	-

Net loss	$(274)	$(152)

Net loss available for
common shareholders	$(429)	$(307)

Loss per common share	$(0.05)	$(0.04)

Average common shares outstanding	8,297,046	8,297,046

The accompanying notes are an integral part of the financial statements.

F-3

OLD STONE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2009 AND 2008
($ in thousands)

		Additional
		paid-		Accumu-
	Common	in	Paid-in	lated	Treasury
	stock	capital	surplus	deficit	stock	Total

Balance, January 1, 2008	$8,300	$91,079	$30,000	$(127,613)	$(1,143)	$623

Net loss				(152)		(152)

Balance, December 31, 2008	$8,300	$91,079	$30,000	$(127,765)	$(1,143)	$471

Balance, January 1, 2009	$8,300	$91,079	$30,000	$(127,765)	$(1,143)	$471

Net loss				(274)		(274)

Balance, December 31, 2009	$8,300	$91,079	$30,000	$(128,039)	$(1,143)	$197

The accompanying notes are an integral part of the financial statements.

F-4

OLD STONE CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008
($ in thousands)

	2009	2008

Cash flows from operating activities:
Net loss	$(274)	$(152)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in other assets	(4)	--
Increase in other liabilities	60	--
Decrease in:
Other assets	--	18
Other liabilities	--	(17)

Net cash used in operating activities	(218)	(151)

Cash flows from investing activities:
Increase in restricted escrow, net of related liability	(3)	(103)

Cash used in investing activities	(3)	(103)

Net decrease in cash and cash equivalents	(221)	(254)

Cash and cash equivalents, beginning	1,518	1,772
Cash and cash equivalents, ending	$1,297	$1,518

The accompanying notes are an integral part of the financial statements.

F-5

OLD STONE CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 and 2008

1. Description of business, basis of presentation and summary of significant accounting policies:

Description of business and basis of presentation:

Old Stone Corporation (the “Company”) was originally formed as a unitary savings and loan holding company which conducted substantially all of its business through its ownership of Old Stone Bank (a federal savings bank) and subsidiaries (together, the “Bank”). On January 29, 1993, the Office of Thrift Supervision of the United States Department of the Treasury (“OTS”) placed the Bank into receivership due to the Bank’s under capitalization. The OTS created a new institution, Old Stone Federal Savings Bank (“Old Stone Federal”), to assume all deposits and certain other liabilities and assets of the Bank. The Resolution Trust Corporation (“RTC”) was appointed receiver to handle all matters related to the Bank and as conservator of Old Stone Federal. A substantial portion of the assets and liabilities of Old Stone Federal was sold by the RTC to another Rhode Island financial institution in 1994. The Federal Deposit Insurance Corporation (“FDIC”), as successor-in-interest to the RTC, continues to act as conservator of the remaining assets and liabilities of Old Stone Federal.

As a result of the receivership of the Bank, the Company has undergone material changes in the nature of its business and is no longer operating as a savings and loan holding company. The Company’s operations since receivership of the Bank have been related to activities associated with its litigation against the United States in connection with actions that took place prior to the Bank closing (the “Claims Court Litigation” or the “Litigation”), the redemption of a major portion of its Series B preferred stock, and exploration and evaluation of other potential business activities.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Tax policy:

Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination. Tax positions taken are not offset or aggregated with other positions. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet (see Note 5.)

F-6

Fair value measurements:

Accounting guidance pertaining to fair value measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data

New and pending accounting pronouncements:

In June 2009, the Company adopted Financial Accounting Standards Board (“FASB”) FAS Number 168, “Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“Codification”), which became the sole source of authoritative accounting principles for non-governmental entities. The Codification was effective for financial statements issued for interim and annual periods after September 15, 2009 and the adoption of this accounting standard had no material effect on the Company’s financial statements.

The Company reviews new accounting standards as issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any additional standards that it believes merit further discussion within the footnotes. The Company expects that none of the new standards will have a significant impact on its financial statements.

2. Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

At December 31, 2009 and 2008, the Company had cash and cash equivalents totaling $1,297,431 and $1,518,446 respectively. At December 31, 2009 and 2008, deposits in a federally regulated and insured bank were $42,000 and $57,000, respectively, and the remainder was invested in money market accounts collateralized by Government and Agency securities. At December 31, 2009 and 2008, the Company had no cash in excess of the amount insured under the revised FDIC limits.

Escrow deposits held for the benefit of preferred shareholders notified of redemption, but as of yet unclaimed, are held in a money market escrow fund invested in federal securities and are recorded as Cash – restricted escrow.

Money market funds are valued at their fair value on a daily basis utilizing Level 1 inputs.

3. Convertible Preferred Stock:

The Company discontinued dividends to holders of its Cumulative Voting Convertible Preferred Stock, Series B ("Preferred Stock") during the fourth quarter of 1991 and, during the pendency of the Claims Court Litigation, was unable to pay any dividends on such stock. As a result of the failure to pay dividends on the Preferred Stock for more than four quarters, the holders of the Preferred Stock collectively are entitled to elect a number of directors of the Company constituting twenty percent (20%) of the total number of its directors at the next meeting of shareholders at which directors are to be elected. Until the aggregate deficiency is declared and fully paid on the Preferred Stock, the Company may not declare any dividends or make any other distributions on or redeem the Common Stock. The total amount of accumulated unpaid dividends as of December 31, 2009 and 2008 was $2.825 million (approximately $44 per share) and $2.670 million (approximately $41 per share), respectively, after payment of accrued dividends in 2007 on the Preferred Stock called for redemption as described below.

F-7

Pursuant to the Certificate establishing the terms of the Preferred Stock (the “Certificate”), the convertibility option expired after 2001. Additionally, pursuant to the Certificate, the Company was required to begin redeeming one-tenth of the Preferred Stock as of February 2002 and to continue such redemption for each of the subsequent nine years until completed. This obligation requires the Company to redeem 10% of the shares of Preferred Stock at $20.00 per share each such year. The Certificate also includes provisions relating to the redemption of the Preferred Stock at the Company’s option. At the time of any such redemption, in addition to paying the stated value or other required redemption price of such stock, the Company must pay all accrued and unpaid dividends on such shares being redeemed. Prior to the end of the Claims Court Litigation, the Company did not have funds with which to redeem any of the outstanding shares of Preferred Stock.

On May 31, 2007, the Board of Directors approved a partial redemption of the Company’s Preferred Stock. Pursuant to Section 3 of the Certificate, the Company called for redemption of the outstanding shares of Preferred Stock on August 15, 2007 (“Redemption Date”). The redemption price was $57.92 for each share redeemed, including accrued dividends thereon. Payment was made on a pro rata basis to all Preferred Series B shareholders of record, such that for every share held, 0.9384 shares of Preferred Stock were redeemed and 0.0616 shares remain outstanding.

The total redemption amount was $56,900,000, which includes redemption of the stated value of the Preferred Stock, the redemption premium payable on shares redeemed at the Company’s option, and the cumulative dividend on the Preferred Stock which was redeemed. As of December 31, 2009 and 2008, $50,786,315 and $50,659,950, respectively, had been paid to shareholders of the Preferred Stock who had exchanged 876,874 and 868,792 shares of the Preferred Stock, respectively, for the cash redemption and fractional share.

Payment for the shares of Preferred Stock submitted for redemption began on August 15, 2007 and is being made upon receipt of the share certificates representing the Preferred Stock and a Letter of Transmittal, completed and executed as set forth therein. Other than the right to receive the redemption payments, all rights and preferences of shareholders as to the redeemed shares, including accrual of dividends, ceased on and after August 15, 2007.

As described above, the Company has been unable to fully pay cumulative dividends on the Series B Preferred Stock outstanding. Also, management does not expect the Company to be able to fully meet its remaining mandatory redemption obligations related to the Preferred Series B Stock, with the final redemption installment due in 2011. The final installment would include the current stated value of $1,290,000 plus the accrued and unpaid dividends existing at that time. Consequently, if the Company were to be dissolved or liquidated, there would be insufficient funds to make any distribution to the holders of Common Stock.

4. Earnings per share applicable to Common shareholders:

Preferred dividends used in the computation of earnings per share in 2009 and 2008 were $155 thousand and $155 thousand, respectively.

F-8

5. Income taxes:

For income tax reporting purposes, litigation proceeds of $74,563,000, net of litigation-related expenses, were treated as a recovery of capital invested by the Company in the Bank in the years 1990, 1991 and 1992; consequently, the proceeds were not deemed taxable.

Loss carryforwards for federal tax purposes as of December 31, 2009 have the following expiration dates:

Amount
Expiration Date	(in dollars)
2015	$568,428
2016	283,952
2017	193,494
2018	113,465
2019	30,138
2020	29,063
2021	145,392
2022	41,723
2023	29,492
2024	104,351
2025	21,736
2026	39,111
2027	712,165
2028	151,348
2029	214,019

The Company’s net operating loss carryforwards shown in the schedule above would provide federal tax reduction benefits if the Company were to generate net operating revenue in the future. Valuation allowances in amounts equal to these tax benefits reflect the uncertainty of their future utilization. The deferred tax assets (i.e., benefits) and the associated valuation allowances have been calculated at a federal tax rate of 34.0%.

Deferred tax assets associated with State taxes have been calculated at a tax rate of 9.0%. Such deferred tax assets are $102,457 and $92,587 for 2009 and 2008, respectively. Valuation allowances of equal amount offset the deferred tax assets in both years.

The combined amounts of deferred federal and state tax assets and the related valuation allowances are shown in the table below.

	2009	2008
Deferred federal and state tax assets associated
with net operating loss carryforwards	$1,012,947	$930,311

Valuation allowance, reflecting uncertainty of
utilizing net operating loss carryforwards	(1,012,947)	(930,311)

The tax loss carryforward schedule and the schedule of deferred tax asset and valuation allowance both shown above represent tax losses from operations reported in the Company’s tax returns for years 1995 through 2009. In 2009 and 2008, the valuation allowance increased by $82,636 and $62,441, respectively.

F-9

Other federal tax loss carryforwards arising from receivership activities pertaining to the Bank, in the amount of $53,288,825, expiring in 2018, are not included in the schedules above. This additional tax loss carryforward would create a deferred tax asset of $18,118,201, at a 34.0% federal tax rate, and an offsetting valuation allowance of equal amount.

The Company’s federal and state income tax returns for the years prior to 2007 are no longer subject to examination.

6. Treasury stock:

Capital accounts include 54,000 shares of treasury stock. There is no plan to reissue any shares of Treasury stock.

7. Related party and fourth quarter transactions:

In 2009 and 2008, related party transactions include payment for annual Board of Directors retainer and meeting fees of $60,000 and $61,000, respectively, and services from Edwards Wildman, Palmer LLP of $24,543 and $44,830, resepectively.

In December 2011 and April 2012, the Board of Directors authorized payments to four members of the Company’s Board of Directors who also served as officers or served in similar functions over the prior years without payment. The payments were authorized and made in recognition of the time commitment that the four members had made in overseeing the remaining operations and activities of the Company during the years 2008 through 2010. Total cash payments authorized in December 2011 and April 2012, in recognition of services performed from 2008 through 2010, totaled approximately $88,000. Although the payments were authorized and made in 2011 and 2012, approximately two-thirds of the total payments were considered as payment for services rendered through the year ended December 2009. Accordingly, during the fourth quarter of 2009, the Company recorded $60,000 of compensation expense, which has been included in accrued expenses at December 31, 2009.

8. Subsequent event:

In April 2012, after evaluation of the Company’s strategic options, the Company’s Board of Directors authorized its Executive Committee and the Company’s officers to seek to initiate, and to join in the filing of, a petition against the Company in the Rhode Island Superior Court by a holder of the Company’s common stock (which holder may be a current officer or director of the Company), seeking the appointment of a receiver and an order of liquidation of the Company from the court, with a view toward the orderly winding up of the Company. If such a petition is filed, the Company intends to cooperate with the petitioning stockholder and seek an order of dissolution from the court.

F-10